Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Awesome Again Racing Corporation (a development stage company) on Amendment No. 3 to Form S-1 of our report dated March 19, 2012 with respect to our audit of the balance sheet and related statement of operations, statement of stockholder’s equity and cash flows of Awesome Again Racing Corporation (a development stage company) as of December 31, 2011 and for the period from Inception (November 18, 2011) to December 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, Florida

March 19, 2012